SEC FILE NUMBER
001-33852
CUSIP NUMBER
92823T108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VirnetX Holding Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

308 Dorla Court, Suite 206
Address of Principal Executive Office (Street and Number)

Zephyr Cove, Nevada 89448
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VirnetX Holding Corporation, a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended March 31, 2022 (the “Form 10-Q”). The Company has determined that it is unable to file the Form 10-Q within the prescribed time period.

On May 9, 2022, the Company’s Board of Directors determined that the Company needed to amend its Annual Report on Form 10-K for the year ended December 31, 2021 to correct an overstatement of its deferred tax asset to remove expired options. The Company will file the Form 10-Q following the filing of a Form 10-K/A to correct the overstatement that is expected to be within the 5 days provided for by this filing of this Form 12b-25.

For these reasons, the Company is unable to finalize its financial results and to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon Weaklend	775	548-1785
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VirnetX Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2022	By	/s/ Kendall Larsen
Name: Kendall Larsen Title: Chief Executive Officer